EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 3, 2016

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) and is presented in accordance with International Accounting Standard 34—Interim Financial Reporting. All comparisons of results for the third quarter of 2016 (three months ended September 30, 2016) and for the nine months ended September 30, 2016 are against results for the third quarter of 2015 (three months ended September 30, 2015) and nine months ended September 30, 2015. All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measures cash operating coverage ratio, cash selling and general and administrative expenses and cash gross margin per tonne used in this MD&A is not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider these non-IFRS financial measures to provide useful information to both management and investors in measuring our financial performance. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of November 3, 2016 and should be read in conjunction with the Consolidated Interim Financial Statements for the three and nine months ended September 30, 2016 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2016 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars, except per share amounts and where noted)	2016	2015	Change	% Change	2016	2015	Change	% Change
Sales	2,245	2,524	(279)	(11)	11,385	12,388	(1,003)	(8)
Gross profit	568	696	(128)	(18)	2,647	2,988	(341)	(11)
Expenses	555	505	50	10	1,711	1,696	15	1
Earnings before finance costs and income taxes	13	191	(178)	(93)	936	1,292	(356)	(28)
Net (loss) earnings	(39)	99	(138)	(139)	529	788	(259)	(33)
Diluted (loss) earnings per share	(0.29)	0.72	(1.01)	(140)	3.80	5.52	(1.72)	(31)
Effective tax rate (%)	27	27	—	N/A	28	29	(1)	N/A

Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2016	2015	Change	2016	2015	Change
Sales
Retail	1,857	2,011	(154)	9,938	10,434	(496)
Wholesale	518	673	(155)	2,049	2,714	(665)
Other	(130)	(160)	30	(602)	(760)	158

	2,245	2,524	(279)	11,385	12,388	(1,003)

Gross profit
Retail	482	494	(12)	2,163	2,129	34
Wholesale	84	218	(134)	438	861	(423)
Other	2	(16)	18	46	(2)	48

	568	696	(128)	2,647	2,988	(341)

•	Retail’s sales decreased in the third quarter and first nine months of 2016 primarily as a result of lower crop nutrient selling prices despite increased sales volumes. Lower crop protection product sales in the U.S. also contributed to the decrease in the third quarter.

•	Despite lower sales, Retail’s gross profit was higher for the first nine months of 2016 due to increases in higher-margin proprietary product sales and total crop protection products. Retail’s gross profit for the third quarter of 2016 decreased due to lower crop protection product sales.

•	Wholesale’s sales and gross profit decreased in the third quarter and first nine months compared to the same periods of last year primarily due to lower market prices for all products.

Expenses

•	Our share-based payments expense increased by $20-million and decreased by $14-million in the third quarter and first nine months of 2016, respectively, compared to the same periods last year due to the movements in our share price.

•	Earnings from associates and joint ventures increased in the third quarter and first nine months of 2016 compared to the same periods last year as a result of higher urea sales, increased plant efficiency in Profertil S.A. (“Profertil”) and lower natural gas costs. For the first nine months of 2016, we also recorded an increase in earnings from our share of Profertil’s reversal of a gas tariff provision of $21-million, which was partially offset by a $6-million loss related to our share of the losses in Canpotex Limited (“Canpotex”) from its cancellation of a project to build an export terminal in British Columbia.

•	We incurred costs related to our proposed merger with Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and merger and related costs aggregating to $17-million and legal settlements and fees of $18-million. These were recorded in the third quarter of 2016.

•	We completed the sale of our non-core Purchase for Resale terminals resulting in a gain on sale of assets of $38-million in the first quarter of 2015.

•	For further breakdown on Other expenses see table provided below:

Other expenses breakdown

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2016	2015	Change	2016	2015	Change
Loss on foreign exchange and related derivatives	2	13	(11)	10	13	(3)
Interest income	(20)	(19)	(1)	(49)	(52)	3
Gain on sale of assets	—	—	—	—	(38)	38
Environmental remediation and asset retirement obligations	4	6	(2)	9	15	(6)
Bad debt expense (recovery)	3	(4)	7	32	28	4
Potash profit and capital tax	2	3	(1)	10	13	(3)
Merger and related costs	17	6	11	17	17	—
Litigation settlements and related fees	18	3	15	18	4	14
Other	21	—	21	62	1	61

	47	8	39	109	1	108

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended September 30,
	2016				2015
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	2	67	2	71	2	62	1	65

Wholesale
Nitrogen	16	—	—	16	15	—	1	16
Potash	22	—	—	22	16	—	—	16
Phosphate	17	—	—	17	13	—	—	13
Wholesale Other (a)	2	—	—	2	2	—	—	2

	57	—	—	57	46	—	1	47
Other	—	—	4	4	—	—	3	3

Total	59	67	6	132	48	62	5	115

	Nine months ended September 30,
	2016				2015
(millions of U.S. dollars)	Cost of product sold	Selling	General and administrative	Total	Cost of product sold	Selling	General and administrative	Total
Retail	5	197	4	206	5	180	3	188

Wholesale
Nitrogen	52	—	—	52	53	—	1	54
Potash	73	—	—	73	43	—	—	43
Phosphate	40	—	—	40	37	—	—	37
Wholesale Other (a)	9	—	1	10	10	—	2	12

	174	—	1	175	143	—	3	146
Other	—	—	10	10	—	—	11	11

Total	179	197	15	391	148	180	17	345

(a)	This includes product purchased for resale, ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

•	Depreciation and amortization expense increased in third quarter and first nine months of 2016 as we increased our sales volumes from the ramp-up of production at our Vanscoy potash facility for which we calculate such expense on a units of production basis, and from additional depreciation and amortization from our Retail acquisitions.

Effective Tax Rate

•	The effective tax rate is 27 percent for both the third quarter of 2016 and 2015. The effective tax rate of 28 percent for the first nine months of 2016 is lower than the tax rate of 29 percent for the same period last year due to an increase in earnings from associates and joint ventures which are reported net of income tax.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended September 30,
(millions of U.S. dollars)	2016	2015	Change
Sales	1,857	2,011	(154)
Cost of product sold	1,375	1,517	(142)
Gross profit	482	494	(12)
EBITDA	101	129	(28)
Selling and general and administrative expenses	469	462	7

•	Retail reported lower gross profit and EBITDA[1] than the prior year period. Most of the reduction was due to reduced demand for crop protection products and associated application services in the U.S. due to minimal pest pressure from insects or disease and the excellent crop conditions. Results were also impacted by wet weather across much of North America towards the end of the quarter which delayed harvest and impacted nutrient applications in some regions.

•	Total Retail selling and general and administrative expenses were up $7-million from the third quarter of last year; however, such expenses were down by $5-million on a cash basis, after adjusting for costs associated with the acquired retail locations in 2016. Our cash operating coverage ratio also improved by two percentage points on a rolling four quarter basis over the same period last year due to our continued focus on cost reduction.

•	In North America, U.S. operations experienced challenging market conditions during the quarter, with tight grower economics, high crop yields and minimal pest pressure resulting in substantially less crop protection products used. U.S. EBITDA was down $66-million in the third quarter over the same period last year. Our Canadian operations reported stronger results this quarter as EBITDA improved by $13-million due to solid demand for crop protection products and reduced selling and general and administrative expenses.

•	Internationally, South American EBITDA increased by $9-million due to strong crop nutrient and crop protection product gross profit as the improved political and economic environment in Argentina continues to support the agriculture industry. In Australia, EBITDA more than doubled compared to the same period last year primarily on strong gross profit from crop protection products and application services.

[1]	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

Retail sales and gross profit by product line

	Three months ended September 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2016	2015	Change	2016	2015	Change	2016	2015
Crop nutrients	502	582	(80)	118	113	5	24	19
Crop protection products	983	1,040	(57)	226	234	(8)	23	23
Seed	59	60	(1)	22	26	(4)	37	43
Merchandise	175	166	9	29	25	4	17	15
Services and other	138	163	(25)	87	96	(9)	63	59

Crop nutrients

•	Total crop nutrient sales were 14 percent lower this quarter compared to the same period last year due to significantly lower prices across all nutrients.

•	Total crop nutrient volumes were higher by 4 percent this quarter compared to the same period last year as higher volumes in South America and Canada more than offset lower volumes in the U.S. Wet weather across much of North America towards the end of the quarter delayed harvest and impacted nutrient applications in some regions. On a year-to-date basis, total crop nutrient volumes were slightly higher than last year with increased volumes in South America and the U.S.

•	Total crop nutrient gross profit was 4 percent higher this quarter due to lower costs per tonne in all jurisdictions, which more than offset the lower selling prices. North American nutrient margin per tonne was comparable to the same period last year, despite average nutrient selling prices being 18 percent lower this year. As a result, gross profit as a percentage of sales rose to 24 percent this period compared to 19 percent in the third quarter of 2015.

Crop protection products

•	Total crop protection product sales were down 5 percent in the quarter, as historically high crop condition ratings and high yields in North America, as well as limited pest and disease pressures combined to reduce the demand for crop protection products.

•	Crop protection product margins as a percentage of sales this quarter were consistent with last year’s levels, supported by lower cost of goods sold, and an increase in the proportion of proprietary product sales this period.

•	Proprietary crop protection product sales as a percentage of total crop protection product sales reached 24 percent this quarter, up 2 percentage points over the same period last year.

Seed

•	Seed sales were comparable to the same period last year, although seed sales are generally low in the third quarter as few major crops are being planted during the period.

•	Total seed margins as a percentage of sales this quarter decreased 6 percentage points compared to the same period last year. The decrease was primarily due to a shift in regional mix in sales, with lower sales in the U.S. and an increase in lower margin sales in our International operations, as well as timing of rebates.

Merchandise

•	Merchandise sales increased 5 percent and gross profit as a percentage of sales increased 2 percent compared to the same period last year, primarily due to an increase in higher margin ag-equipment sales in Canada.

Services and other

•	Sales for services and other was down 15 percent this quarter due to the reduced demand for crop protection products, and the subsequent reduction in demand for application services.

Wholesale

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2016	2015	Change
Sales	518	673	(155)
Sales volumes (tonnes 000’s)	1,792	1,667	125
Cost of product sold	434	455	(21)
Gross profit	84	218	(134)
EBITDA	118	221	(103)
Expenses	23	44	(21)

•	Lower global fertilizer prices across all nutrients resulted in total sales being down year-over-year. Lower sales were partially offset by a reduction in fixed costs as a result of our ongoing cost review process and lower natural gas costs this quarter compared to the same period last year.

Wholesale NPK product information

	Three months ended September 30,
	Nitrogen			Potash			Phosphate
	2016	2015	Change	2016	2015	Change	2016	2015	Change
Gross profit (U.S. dollar millions)	59	130	(71)	1	42	(41)	11	31	(20)
Sales volumes (tonnes 000’s)	739	760	(21)	496	384	112	278	269	9
Selling price ($/tonne)	291	388	(97)	178	279	(101)	478	629	(151)
Cost of product sold ($/tonne)	212	217	(5)	175	171	4	439	514	(75)
Gross margin ($/tonne)	79	171	(92)	3	108	(105)	39	115	(76)

Nitrogen

•	Nitrogen gross profit was down 55 percent compared to the same period last year primarily due to significantly lower benchmark nitrogen prices, partially offset by lower overall fixed costs and input costs.

•	Sales volumes were lower than the same period last year primarily due to delayed ammonia fall applications this quarter and outages at our Redwater and Carseland nitrogen facilities.

•	Realized selling prices per tonne were down 25 percent compared to the same period last year due to lower global benchmark nitrogen prices.

•	Cost of product sold per tonne was 2 percent lower than the same period last year due to lower overall fixed costs and lower natural gas prices.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended September 30,
(U.S. dollars per MMBtu)	2016	2015
Overall gas cost excluding realized derivative impact	2.05	2.43
Realized derivative impact	0.28	(0.04)
Overall gas cost	2.33	2.39
Average NYMEX	2.78	2.77
Average AECO	1.69	2.16

Potash

•	Potash gross profit in the third quarter declined 98 percent compared to the same period last year due to downward pressure on potash benchmark prices. As a result, gross margin was $3 per tonne for the quarter and on a cash-basis, margins were $47 per tonne.

•	Lower realized selling prices were partly offset by higher sales volumes this year. Sales volumes in the third quarter were 29 percent higher than the same period last year as prior year volumes were reduced as the ramp-up of our Vanscoy potash facility expansion was not fully operational. International sales volumes were 26 percent higher than the third quarter of last year primarily due to Agrium’s higher Canpotex allocation in 2016.

•	Realized selling prices have contracted sharply over the past year with international selling prices down 39 percent period-over-period and a decline of 35 percent in North American markets.

•	Cost of product sold per tonne was slightly higher than the same period last year due to a longer than usual turnaround this quarter.

Phosphate

•	Phosphate gross profit was 65 percent lower than the same period last year primarily due to significantly lower selling prices. Higher sales volumes and lower cost of product sold per tonne partially offset the impact from the decline in prices.

•	Cost of product sold per tonne was down 15 percent compared to the same period last year due to favorable freight expense adjustments and lower ammonia input costs.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended September 30,
(millions of U.S. dollars)	2016	2015	Change
Ammonium sulfate	9	10	(1)
ESN	6	6	—
Product purchased for resale	—	2	(2)
Other	(2)	(3)	1

	13	15	(2)

•	Gross profit from Wholesale Other was slightly lower than the same period last year primarily due to lower realized selling prices for all Other products, partially offset by lower input costs.

Expenses

•	Wholesale expenses decreased by $21-million in the current quarter due to reduced selling and general and administrative costs and increased earnings from our equity investments. Selling and general and administrative costs were $6-million lower, or a 30 percent reduction compared to the same period last year as a result of on-going operational excellence initiatives.

•	Earnings from equity investments increased $14-million compared to the same period last year, primarily relating to our investment in Profertil. The increase was driven by a more positive agricultural environment in Argentina, lower production costs resulting from plant efficiencies and lower natural gas costs.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2016 had a net expense of $74-million, compared to net expense of $44-million for the third quarter of 2015. The variance was primarily due to:

•	merger and related costs of $17-million

•	an increase of $20-million in share-based payments expense as a result of an increase in our share price

•	litigation settlements and related fees of $18-million

•	partially offset by an $18-million increase in gross profit recovery as a result of higher intersegment inventory held at the end of the third quarter of 2016

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the nine months ended September 30, 2016 compared to December 31, 2015.

(millions of U.S. dollars, except where noted)	September 30, 2016	December 31, 2015	$ Change	% Change	Explanation of the change in the balance
Current assets
Cash and cash equivalents	311	515	(204)	(40%)	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	2,962	2,053	909	44%	Seasonal sales activity for Retail resulted in higher Retail trade and vendor rebates receivable.

Income taxes receivable	52	4	48	1,200%	Canadian tax installments paid exceeded the Canadian tax provision for the first nine months.

Inventories	2,666	3,314	(648)	(20%)	Inventory drawdown due to seasonal sales activity.

Prepaid expenses and deposits	133	688	(555)	(81%)	Drawdown of prepaid inventory where Retail typically prepays for product at year end and takes possession of inventory throughout the year.

Other current assets	132	144	(12)	(8%)	—

Current liabilities
Short-term debt	1,740	835	905	108%	Increased financing for working capital requirements.

Accounts payable	2,938	3,919	(981)	(25%)	Drawdown in customer prepayments during the spring application season and reductions in trade payables as the third quarter is typically a low point for product purchasing.

Income taxes payable	3	82	(79)	(96%)	2015 tax accrual was paid.

Current portion of long-term debt	110	8	102	1,275%	Increase relates to $100-million 7.7 percent debentures due in 2017.

Current portion of other provisions	67	85	(18)	(21%)	—

Working capital	1,398	1,789	(391)	(22%)

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of September 30, 2016, we have sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2016	2015	Change
Cash provided by operating activities	205	570	(365)
Cash used in investing activities	(877)	(1,182)	305
Cash provided by financing activities	526	484	42
Effect of exchange rate changes on cash and cash equivalents	(58)	33	(91)

Decrease in cash and cash equivalents	(204)	(95)	(109)

Cash provided by operating activities

•       Lower net earnings primarily due to lower realized selling prices for all products in our Wholesale business unit, partially offset by lower cost of crop nutrient inventory purchases in our Retail business unit.

•       $196-million decrease in cash resulting from larger amount of taxes paid in the first nine months of 2016 compared to 2015.

•       $62-million decrease in cash due to higher interest payments made in the first nine months of 2016 resulting from the timing of interest paid on debt.

Cash used in investing activities	• Lower capital expenditures compared to the first nine months of 2015 due to decreased spending on our Vanscoy potash facility and Borger expansion project.

Cash provided by financing activities

•       Higher cash provided by financing as a result of not undertaking any share repurchase activity in the first nine months of 2016 versus $559-million cash outflow for share repurchases made in the first nine months of 2015. The increase in cash flows resulting from the reduction in share repurchase activity was partially offset by $514-million reduction in cash inflows related to short-term and long-term financing draws in the first nine months of 2016.

Capital Spending and Expenditures (a)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2016	2015	2016	2015
Retail
Sustaining	13	11	88	103
Investing	10	8	29	25

	23	19	117	128
Acquisitions (b)	141	1	316	85

	164	20	433	213

Wholesale
Sustaining	55	72	206	199
Investing	67	77	222	578

	122	149	428	777

Other
Sustaining	1	1	3	3
Investing	1	1	3	2

	2	2	6	5

Total
Sustaining	69	84	297	305
Investing	78	86	254	605

	147	170	551	910
Acquisitions (b)	141	1	316	85

	288	171	867	995

(a)	This excludes capitalized borrowing costs.
(b)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our investing capital expenditures decreased in the third quarter and first nine months of 2016 compared to the same periods last year due to the ramp-up of our Vanscoy potash facility in the third quarter and first nine months of 2015 combined with decreased spending on the Borger project in 2016.

•	We completed the acquisitions of 16 farm centers located in the provinces of Alberta and Saskatchewan from Andrukow Group Solutions Inc. and 18 farm centers located across the northern U.S. Cornbelt region from Cargill AgHorizons (U.S.) in September 2016.

•	We expect Agrium’s capital expenditures for the remainder of 2016 to approximate $200-million to $250-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $2-billion at September 30, 2016 is outlined in note 5 of our Summarized Notes to the Consolidated Financial Statements.

•	Our short-term debt increased by $905-million during the first nine months of 2016, which in turn contributed to a decrease in our unutilized short-term financing capacity to $1.1-billion at September 30, 2016.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at September 30, 2016. Our ability to comply with these covenants has not changed since December 31, 2015.

PROPOSED MERGER WITH POTASHCORP

Agrium and PotashCorp entered into an arrangement agreement dated September 11, 2016 (the “Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). The Arrangement is anticipated to be completed in mid-2017, subject to customary closing conditions, including receipt of regulatory and court approvals and approvals by Agrium securityholders and PotashCorp shareholders.

Refer to note 6 of our Summarized Notes to the Consolidated Financial Statements and Agrium and PotashCorp’s joint proxy circular, dated October 3, 2016 filed on SEDAR on October 6, 2016 (the “Joint Proxy Circular”) for further information.

SHARE REPURCHASES

We have approval from the Toronto Stock Exchange (TSX) to purchase for cancellation on the TSX or New York Stock Exchange an aggregate of 6,908,450 common shares (5 percent) of our outstanding shares. Repurchases may be made under a Normal Course Issuer Bid (NCIB) approved by the TSX until February 18, 2017. Pursuant to the Agreement we are restricted from purchasing our outstanding shares prior to completion of the Arrangement.

There were no shares repurchased under the NCIB for the first nine months of 2016 or the period from October 1, 2016 to November 2, 2016.

Shareholders can obtain a copy of the NCIB notice submitted to the TSX from Agrium without charge upon request.

OUTSTANDING SHARE DATA

Agrium had 138,175,400 outstanding shares at October 28, 2016. At October 28, 2016, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 937,528.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2016	2016	2016	2015	2015	2015	2015	2014
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	2,245	6,415	2,725	2,407	2,524	6,992	2,872	2,705
Gross profit	568	1,525	554	900	696	1,708	584	732
Net earnings (loss) from continuing operations	(39)	565	3	200	99	675	14	70
Net loss from discontinued operations	—	—	—	—	—	—	—	(19)
Net earnings (loss)	(39)	565	3	200	99	675	14	51
Earnings (loss) per share from continuing operations attributable to equity holders of Agrium:
Basic and diluted	(0.29)	4.08	0.02	1.45	0.72	4.71	0.08	0.46
Loss per share from discontinued operations attributable to equity holders of Agrium:
Basic and diluted	—	—	—	—	—	—	—	(0.13)
Earnings (loss) per share attributable to equity holders of Agrium:
Basic and diluted	(0.29)	4.08	0.02	1.45	0.72	4.71	0.08	0.33
Dividends declared	120	122	121	121	120	125	112	112
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.780	0.780

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measures, their definitions and why management uses the measures.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
Cash operating coverage ratio	Cash operating coverage ratio represents gross profit excluding depreciation and amortization less EBITDA, divided by gross profit excluding depreciation and amortization.	Assists management and investors in understanding the costs and underlying economics of our operations and in assessing our operating performance and our ability to generate free cash flow from our business units and overall as a company.
Cash gross margin per tonne, cash selling and general and administrative expenses	Selected financial measures excluding depreciation and amortization

Retail cash operating coverage ratio

	Rolling four quarters ended September 30,
(millions of U.S. dollars, except as noted)	2016	2015
Gross profit	2,762	2,743
Depreciation and amortization in cost of product sold	6	6

Gross profit excluding depreciation and amortization	2,768	2,749
EBITDA	1,088	1,015

Operating expenses excluding depreciation and amortization	1,680	1,734

Cash operating coverage ratio (%)	61	63

Wholesale potash cash gross margin per tonne

Three months ended September 30, 2016
(millions of U.S. dollars)
Potash gross margin per tonne	3
Depreciation and amortization in cost of product sold per tonne	44

Potash cash gross margin per tonne	47

Cash selling and general and administrative expenses

	Three months ended September 30,
	2016	2015	2016	2015	2016	2015
(millions of U.S. dollars)	Retail		Wholesale		Consolidated
Selling	443	437	7	9	446	441
Depreciation and amortization in selling expense	67	62	—	—	67	62

Cash selling	376	375	1	9	379	379

General and administrative	26	25	7	11	60	61
Depreciation and amortization in general and administrative	2	1	—	1	6	5

Cash general and administrative	24	24	2	10	54	56

CRITICAL ACCOUNTING ESTIMATES

We prepare our Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2015 annual MD&A, which is contained in our 2015 Annual Report. Since the date of our 2015 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements for the three and nine months ended September 30, 2016 are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 63 — 66 in our 2015 annual MD&A and under the heading “Risk Factors” on pages 23 — 34 in our Annual Information Form for the year ended December 31, 2015 has not changed materially since December 31, 2015. There are various risks associated with the Arrangement. See the heading “Risk Factors Related to the Arrangement” in the Joint Proxy Circular.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2015 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: updated 2016 annual guidance, including expectations regarding our diluted earnings per share; capital spending expectations for the remainder of 2016; expectations regarding performance of our business segments in 2016; expectations regarding completion of previously announced acquisitions; our market outlook for the remainder of 2016, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and the proposed Arrangement, including timing of completion thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2016 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach; the receipt, on a timely basis, of regulatory, stock exchange, shareholder and Canadian final court approval in respect of the proposed Arrangement and satisfaction of other closing conditions relating to the Arrangement. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2015 annual MD&A and under the heading “Market Outlook” in this document, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility expansion in Egypt; the risk of additional capital expenditure cost escalation or delays in respect of our Borger nitrogen expansion project and the ramp-up of production following the tie-in of our Vanscoy potash expansion project; the risks that are inherent in the nature of the Arrangement, including the failure to satisfy all regulatory conditions or obtain required regulatory, court and securityholder approvals (or to do so in a timely manner) and failure to satisfy all other closing conditions in accordance with the terms of the Agreement, in a timely manner and on favourable terms or at all; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2015 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2015 annual MD&A.

The purpose of our expected diluted earnings per share guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.